March 25, 2021

Scott Stringer

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

Washington, D.C.  20549

Re: VV Markets LLC

Amendment No. 4 to Offering Statement on Form 1-A

Filed February 5, 2021

File No. 024-11306

Dear Mr. Stringer:

We have been recently engaged to assist with the filing of the Offering Statement on Form 1-A (“Offering Statement”) by VV Markets, LLC (the “Company”).  We are in receipt of your comment letter dated February 24, 2021, regarding the Amendment No. 4 to the Offering Statement.  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Statement (“Amended Offering Statement”) in response to your comments.  In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 4 to Offering Statement on Form 1-A

Asset Cost of the Series, page 1

1. We note your response to our prior comment 1 regarding the difference in purchase price for the series assets. We note your response that "[t]he difference between the Manager’s asset purchase price and the Series’ asset purchase price includes holding costs incurred by the Manager, mainly the storage and insurance costs paid by the Manager to the third party providers. The remainder of that difference is the sourcing fee which is part of compensation to the Manager for asset identification and acquisition." We note that the difference in purchase price totals $1,038.62. We also note the invoices included in your previous filings include storage, shipping and insurance information as follows:

• Screaming Eagle, Invoice # 201101, includes shipping via Fed Ex 2 Day Air from Honolulu to DC Storage, $194.00; and shipping insurance, $360.45.

• The Oak House Durham, Invoice # 1021, includes "Direct From Opus One Winery toEmpire Distribution on 10/15/20 to The Oak House on 10/16/20 where it will reside in proper storage for up to 30 days, complementary."

• Harlan Estate, Order No. BLK-56327, includes shipping cost of $90.00.

Please revise your disclosure to explain the difference in the Manager's asset price and Series' Asset purchase price. If the difference includes other holding costs that are not included in the invoices, please explain. Please also clarify whether the storage and maintenance costs and insurance costs included in the Use of Proceeds table are expenses that you have already incurred or expect to incur in the future.

We have revised our disclosure to reflect the purchase price paid by the Series for the Series’ Assets will be $40,961.38, which is the price equal to price paid by the Manager for those assets. We have added additional disclosure regarding the payment of Acquisition Expenses such as storage, maintenance and insurance out of the offering proceeds.

2. You state that you will work with industry leaders and that by consulting with experts you will attempt to acquire top of the line wines with strong future appreciation prospects. However, you also state that members of the Advisory Board will not be known until after qualification of the Form 1-A, and that currently the Board consists only of Ryan Vet and Miles Davis. It also appears that your CEO and CFO do not have any experience in the wine industry. Please revise the biographies of the members of your Advisory Board and your executive officers to specify the dates of employment for each of their positions held during the past five years, as well as the number of years served at any positions held outside of the five year window that you choose to discuss. Please include information as to the nature of the responsibilities in each of the prior positions and the size of the operation supervised, if the employee was in a supervisory position. If not, please state this fact. Please also balance the disclosure in your Summary by indicating that your executive officers have no experience in the wine industry and have only limited investing experience, including quantification of the number of years of their experience. Please add similar disclosure in your risk factor section. Finally, please properly format the chart on page 62 so that the headings line up with the columns and the information in the table can be clearly understood.

We have revised the disclosure regarding the Company’s executive officers and have added additional disclosure regarding the experience of the officers and the Manager’s reliance upon the Advisory Board and added a risk factor addressing this issue.

Offering Summary, page 2

3. You disclose that your manager is developing your platform using proprietary and licensed technology. Please disclose the license partners, and the material terms of the licenses, such as material payments and rights to the technology. Please also file the license agreement(s) as an exhibit to the Offering Statement.

The Manager licenses a TransactAPI technology from North Capital Investment Technology, Inc. which is used to process subscriptions and subscription funds and track interests on behalf of investors.  NCIT charged $2,500 for the Transact API, installation and set-up fee.  In addition, NCIT charges a basic licensing and service fee of $750 per month, payable in advance, upon receipt of production credentials.  A copy of this agreement has been provided as Exhibit 6.3.

Use of Proceeds, page 10

4. We note your response to our prior comment 15, including that your sourcing fee is $2,310, which is 5% of the offering price. We also note your disclosure on page 5 that states that "[i]n general, the sourcing fee will be half of the difference between the offering amount and the calculated market value." Based on that definition, in this offering, it looks like the sourcing fee would be $3,397. Please revise to disclose why the sourcing fee for this offering is different than your "general" calculation for the sourcing fee.

We have revised the disclosure to provide that the sourcing fee is between 0-15% of the gross proceeds.

5. We note your response to our prior comment 16. Please revise this section once the various amounts are known. Please note, this section must be completed prior to qualification.

This has been revised to provide that the storage and maintenance is $913 and insurance is $315. The Manager has allocated this amount of the storage expense to the current collection. Future collections will be stored in this space and these expenses will be allocated accordingly.

These amounts are estimated amounts based upon quotes.  We have provided additional disclosure regarding these expenses.

Plan of Distribution, page 12

6. We note your response to our prior comment 12. We note that you intend that your investment platform will be available and launch in connection with the Series offering. Because the investment platform is not yet operational, please clarify how you intend to distribute the Interests to investors if it fails to become operational. We also note that there is no timeline for your potential future trading platform. In your offering statement, please clearly differentiate references to your investing platform and your future trading platform. We also note your website states that investors can "sell your shares" and page 29 of your offering statement states that your "plan and mission [is] to seek to provide liquidity to investors by providing a platform for investors to transfer their interests for cash or for interests in another series." Because your future trading platform is not currently available, please remove such statements and make it clear in your offering statement that your shares will not have liquidity and may not ever have liquidity. Please also revise your disclosure on page 18 and elsewhere that you discuss the Vint Platform to reflect that it is not yet operational. As one example, your disclosure on page 18 says that the Vint Platform relies on third-party datacenters, which suggests that the platform is currently operational.

The Vint Platform is operational in the development environment and will be used to offer the Interests in connection with the Series offering upon qualification.  References to a future trading platform have been limited and qualified and additional language regarding the liquidity of the interests has been added.

Other risks in the industry include..., page 24

7. Please indicate the expiration date for the licenses referenced in this section. Please include similar disclosure elsewhere that you discuss such licenses and relevant Regulation.

We have added the expiration date to the referenced licenses.

Notice Regarding Agreement to Arbitrate, page 35.

8. Please clearly disclose that the agreement to arbitrate does not apply to claims under the federal securities laws.

We have added disclosure to the Offering Statement that the agreement to arbitration does not apply to claims made under federal securities laws.  Similar changes have been made to the Subscription Agreement and Operating Agreement.

Description of Series Asset, page 37

9. Please define terms in this section so that their meaning is clear to investors. We note, for example, terms such as "vertical," "second-tier," and "bubble-coded verification."

These terms have been defined.

Investor Suitability Standards, page 45

10. Please explain what it means that you will not offer or sell to prospective investors subject to ERISA.

This language has been removed as this reference was unclear.

Manager, page 50

11. Please add risk factor disclosure explaining that the Manager will have no duty or obligation (fiduciary or otherwise) to the company, any series or any of the interest holders, including the related risks to investors.

The following Risk Factor has been added:

Our operating agreement contains provisions that reduce or eliminate duties (including fiduciary duties) of the Manager.

Our operating agreement provides that the Manager, in exercising its rights in its capacity as manager, will be entitled to consider only such interests and factors as it desires, including its own interests, and will have no duty or obligation (fiduciary or otherwise) to the Interest Holders or to give any consideration to any interest of or factors affecting us or any of our investors and will not be subject to any different standards imposed by our operating agreement, the LLC Act or under any other law, rule or regulation or in equity. These modifications of fiduciary duties are expressly permitted by Delaware law.

Exhibits

12. We note your response to our prior comment 13. It appears that the Domaine DC storage agreement reflecting the annual contract term has been included at pages 6-9 of your offering statement. Please revise to include this agreement as an exhibit.

It is unclear why this was included in the body of the Offering Statement.  This has been removed and added as Exhibit 6.6.

13. We note that you included the wine invoices within the text of the offering statement. Please file the invoices as exhibits in your next amendment.

It is unclear why these were included in the body of the Offering Statement.  These have been removed and added as Exhibits 6.3, 6.4 and 6.5.

General

14. We note your amended disclaimer in response to our prior comment 20 includes the language "[o]ur preliminary offering circular that has yet to be qualified may be reviewed on the SEC's Website." The hyperlink that you have included in connection with the words "SEC's Website" appears to be a link to a third party website that is not associated with the SEC. Please revise to include a link to your filing as it appears on EDGAR.

This reference has been removed entirely.

15. We note your response to our prior comment 21. Please revise your website to clarify that the chart showing Historical Strong Returns & Low Volatility and the related language is not a reflection of your product or offerings.

Changes have been made to the website to reflect the current products and offerings.

16. Please revise to clearly state the number of interests you are offering, and whether there is a minimum amount necessary for closing. Throughout the offering statement you say that the offering will close on a date determined by the Manager, provided the minimum series interests have been accepted. However, in your fee table you list the total minimum and total maximum amount as $46,000, and it is unclear what this means. In addition, your disclosure on page 38 says that the company will purchase the underlying assets "subject to qualification of this offering and the sale of 1,000 shares at the price of $46 per share.

The offering price to $46 per interest.  The minimum offering is $46,000 or 1,000 Interests.  The disclosure is consistent throughout the Offering Circular, that the minimum offering amount of $46,000 must be achieved in order to close.

Please clarify whether your offering will close if you sell less than a specific amount of securities. If so, please clearly disclose this throughout, including whether there is a minimum amount you must sell in order to close. If you will only close the offering if you sell the full amount being offered, please make this clear in your disclosure.

We have added disclosure that the offering will not close unless the minimum number of interests have been sold.

17. Please revise your offering statement to ensure that the disclosure throughout reflects the terms of your specific offering. We note conflicting disclosure throughout for a number of terms, including whether subscription funds are held in escrow, whether the Manager will resell its shares, when the Manager will acquire the wines from the Asset Seller and when the Series will acquire the wines from the Manager, the price at which the wines will be purchased from the Manager, and whether it is "market value," whether the Manager is covering certain expenses or will seek reimbursement for such expenses, and who is responsible for expenses such as operating expenses (including a reference to "Operating Expenses Reimbursement Obligation" and "income generated from the Underlying Asset" which does not appear applicable to this offering), and conflicts in the Use of Proceeds disclosure in multiple places in the Offering Statement. Please revise throughout and ensure all disclosure is correct and applies to your planned offering.

We have made changes throughout the Offering Disclosure to provide consistency.

Thank you again for your direction and assistance in this matter.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.